13001537

Tootsie Roll Industries, Inc.

Annual Report 2012


TootsieRoll

Corporate Principles

We believe that the differences among companies are attributable to the caliber of their people, and therefore we strive to attract and retain superior people for each job.

We believe that an open family atmosphere at work combined with professional management fosters cooperation and enables each individual to maximize his or her contribution to the Company and realize the corresponding rewards.

We do not jeopardize long-term growth for immediate, short-term results.

We maintain a conservative financial posture in the deployment and management of our assets.

We run a trim operation and continually strive to eliminate waste, minimize cost and implement performance improvements.

We invest in the latest and most productive equipment to deliver the best quality product to our customers at the lowest cost.

We seek to outsource functions where appropriate and to vertically integrate operations where it is financially advantageous to do so.

We view our well known brands as prized assets to be aggressively advertised and promoted to each new generation of consumers.

We conduct business with the highest ethical standards and integrity which are codified in the Company's "Code of Business Conduct and Ethics."



Ellen R. Gordon, President and Chief Operating Officer and Melvin J. Gordon, Chairman and Chief Executive Officer.

Financial Highlights

	December 31, 2012	2011
	(in thousands except per share data)	
Net Product Sales	$545,985	$528,369
Net Earnings	52,004	43,938
Working Capital	136,476	153,272
Net Property, Plant and Equipment	201,290	212,162
Shareholders' Equity	649,815	665,935
Average Shares Outstanding*	58,742	59,606
Per Share Items*		
Net Earnings	$0.89	$0.74
Cash Dividends Paid	0.90	0.32

*Adjusted for stock dividends.


Tootsie

E-Mail bbowen@tootsie-roll.com

BARRY P. BOWEN
TREASURER

TOOTSIE ROLL INDUSTRIES, INC.
7401 S. CICERO AVE.
CHICAGO, ILLINOIS 60629

Phone (773) 838-3431
Fax (773) 838-3534

To Our Shareholders

2012 Results

We are pleased to report that net product sales reached $546 million in 2012. This was a record for the Company and an increase of $18 million over 2011 net product sales. Sales increased across all of our major brands and in key distribution channels. We also had another strong showing in the important Halloween selling season.

Net earnings in 2012 were $52 million. This represented an increase of $8 million over the previous year. On a per share basis, earnings increased to $0.89 from $0.74 in the prior year, a $0.15 or 20% increase.

Net earnings were favorably impacted by higher sales price realization which was necessary to partially recover rising commodity and other input costs experienced in recent years. Although ingredient costs moderated somewhat during the second half of 2012, they remained comparable to the prior year and at levels which are high by historical standards.

Our Philosophy

We have always maintained a "bottom line" focus and have taken prudent steps to maintain or improve profitability whenever possible. Still, we have done so under the umbrella of a long-term perspective giving careful consideration to what is best for the Company and our iconic brands over the long term. As we respond to a developing issue such as increasing ingredient costs, we take great care to ensure that our actions in the face of current market conditions will not have an adverse impact on the Company's future prospects.

This long-term perspective extends to every aspect of our operations, whether it is our marketing strategy, human resource development or investments in plant operations, equipment and information technology.

Over the years, we have continually invested in production technologies that are state-of-the-art or better. Consistent with that philosophy of continual reinvestment in the Company, capital expenditures were $9 million in 2012 and $38 million over the past three years.

We believe that our operations are among the most efficient in our industry. Inasmuch as our brands tend toward being value-oriented, we believe it is essential that our production and distribution systems operate with the objective of being the low cost producer in each of our major product lines.

Returns to Shareholders

Four regular quarterly cash dividends were paid in 2012. Additionally, in December the Board declared a special dividend of $0.50 per share and accelerated payment of the regular quarterly dividend of $0.08 per share which has historically been paid during the first week in January. Both of these actions were in response to the uncertainty surrounding the future federal tax treatment of dividends at that time after giving consideration to the Company's cash and investment position. In declaring this dividend, the Board of Directors believed this action was in the best interest of shareholders, and, that the special dividend was the best utilization of the Company's strong balance sheet for our shareholders.

As a result of our conservative financial history, we were able to pay this special dividend while maintaining our strong balance sheet and continuing to invest in our business. This was the seventieth consecutive year the Company has paid cash dividends.

The Company also distributed its forty-eighth consecutive stock dividend in 2012 and repurchased 944,500 shares of its common stock in the open market for an aggregate purchase price of $24 million.

Cash and Investments

The Company ended 2012 with $200 million in cash and investments net of a negligible amount of interest bearing debt, although $49 million of this is earmarked to hedge the Company's deferred compensation liabilities. This is reflective of our conservative approach to financing future business opportunities. We remain poised to continue investing in our business, improving manufacturing productivity and quality, supporting our brands in the competitive marketplace, paying dividends and repurchasing common stock. We also continue to look for appropriate, complementary business acquisitions.

Sales and Marketing

The confectionery marketplace offers many tempting choices for consumers and we face intense competition for both retail shelf space and for consumers' dollars. Our key competitive advantage lies in our well-known brands, which offer high dollar volumes for retailers and attractive values for consumers. In 2012, successful targeted promotions and high consumer awareness of our core brands lead to continued success in important market niches.

Once again, Halloween was our largest selling period. Sales were driven by focused promotional programs, particularly in the high volume grocery, mass merchandise, drug, warehouse club and dollar store trade channels. Packaged goods, as well as mixed bag assortments of our most popular items, were once again successful in these channels.

Complementing our packaged goods line, we also continue to offer many count good items (sold by the piece) at a full range of price points and numerous entries in the important and growing "theater box" category, including Junior Mints, the market leader in this category.

While our core products consisting of bag goods, count goods and theater box lines form the nucleus of the Company's sales, new products generate excitement, keep our line fresh and contribute incremental sales growth. For example, our popular Blow Pop Minis received a makeover for the Christmas, Easter and Valentine's Day seasons in 2012. With innovative new package designs and eye-catching graphics, these items make a great on-shelf visual impression and help to reinforce the image of Blow Pop Minis as being contemporary and fun.

We strive to make our venerable brands available to consumers in a wide variety of presentations and price points, both for every day snacking and, as in the Blow Pop Mini example, for seasonal occasions.

Advertising and Public Relations

We expanded our digital marketing and social media initiatives during 2012. Some of these initiatives were directed toward candy buying mothers 25-44 years of age, an important, tech-savvy Tootsie Roll demographic group. Our campaigns utilized a combination of target-specific web sites, specialized internet ad networks and social media, as well as, search engine and portal ads in the months leading up to our key Halloween selling season. The program this year was capped off with a video contest soliciting testimonials to answer the enduring question "How many licks does it take to get to the Tootsie Roll center of a Tootsie Pop?"

This same theme was again promoted on popular cable television programs airing our long-standing "How Many Licks?" Tootsie Pop commercial. These ads ran at various times throughout the year and with a particular emphasis leading up to Halloween, which is our peak season.

As always, in the wake of these campaigns, we received many consumer letters advising us just how many licks it does take to get to the Tootsie Roll center of a Tootsie Pop. Also, as expected, the estimates we received varied widely. With no consensus reached, the long-standing conundrum remains and our advertising still proclaims: "The world may never know!"

In 2012, several of our products were highlighted in special interest programming on network and cable television. Segments on *The Chew* highlighted Tootsie Pops and Blow Pops, our two market leading entries in the lollipop category. *Food Factory*, on the Canadian Food Network, which ran features on Dubble Bubble and Razzles, was our first such exposure in the Canadian market.

Due to their popularity with viewing audiences, we have participated in a number of programs such as these, generating recurring exposure to our brands.

Purchasing

Due to increased supplies, the cost of sugar and tropical oils declined during 2012. This improvement was largely offset by increases in the cost of corn-based sweeteners and domestic edible oils as drought conditions gripped the Midwest Corn Belt. In addition, the drought significantly increased the cost of feed to dairy farmers resulting in dairy prices increasing during the latter part of the year.

Due to strong world demand, the price of cocoa powder reached record highs during the year. Packaging costs were essentially flat with the prior year, and our overall input cost structure was essentially unchanged from the high levels experienced in 2011.

We continue to use formalized competitive bidding programs, hedging and forward purchase contracts to help shield the Company from short-term price fluctuations and to mitigate cost increases whenever possible.

Operations and Supply Chain

The independent factors of emerging technologies and changing consumer buying patterns result in ongoing opportunities to increase the efficiency of our operations. When a particular product line or package configuration reaches a certain volume level, we often find that investing in further automation such as robotics or reengineering a process becomes financially justified.

Technological developments also enable us to identify projects in other high priority areas such as product quality improvements or workplace safety enhancements. As a result of the financial resources we have accumulated over the years, we are able to capitalize on these opportunities and thereby maintain our competitive cost structure and state-of-the-art facilities.

Information technology is also a key investment priority for the Company. In 2012, we realized enhanced operational efficiencies and reduced inventory levels as a result of the company-wide Enterprise Resource Planning (ERP) system installed over the past several years. This endeavor also paved the way for continuing future advancements ranging from a portal to enhance supplier efficiency in our supply chain to financial analysis tools and even to the use of time-saving voice picking technology in our distribution centers. We believe that the considerable resources we expended to implement the ERP system will continue to benefit the Company in ways both foreseen and unforeseen for years to come.

International

The Company had good international results in 2012. Sales increased in Canada as we expanded our offerings in the growing dollar store class of trade. Local sales also increased in Mexico with another strong Christmas sales performance, which is the most significant candy selling season for the Company in that market. Exports also grew in 2012 with new distribution in several promising markets including Europe, the Middle East and China. Profits increased in all international markets as we were able to make pricing adjustments to cover increased ingredient and other costs.

In Appreciation

We wish to thank our many loyal employees, customers, suppliers, sales brokers and domestic and international distributors for their contributions during 2012. We also thank our fellow shareholders for their support over the many years as we have met and continue to meet the challenges of the candy marketplace.



Melvin J. Gordon
Chairman of the Board and
Chief Executive Officer



Ellen R. Gordon
President and
Chief Operating Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

(in thousands except per share, percentage and ratio figures)

FINANCIAL REVIEW

This financial review discusses the Company's financial condition, results of operations, liquidity and capital resources, significant accounting policies and estimates, new accounting pronouncements, market risks and other matters. It should be read in conjunction with the Consolidated Financial Statements and related footnotes that follow this discussion.

FINANCIAL CONDITION

The Company's overall financial position remains very strong as a result of its 2012 net product sales, net earnings and related cash flows provided by operating activities.

During 2012, the Company's net product sales increased from $528,369 in 2011 to $545,985 in 2012, an increase of $17,616 or 3.3%. Cash flows from operating activities totaled $101,919 in 2012 compared to $50,390 in 2011. The Company used its 2012 cash flows to pay cash dividends of $52,431, including a one-time special dividend of $29,138 ($0.50 per share), purchase and retire $23,803 of its outstanding shares, and make capital expenditures of $8,886.

The Company's net working capital was $136,476 at December 31, 2012 compared to $153,272 at December 31, 2011 which generally reflects reductions in inventories. As of December 31, 2012, the Company's aggregate cash, cash equivalents and investments, including all long-term investments in marketable securities, was $207,293 compared to $185,668 at December 31, 2011, an increase of $21,625. The aforementioned includes $49,378 and $41,768 in trading securities as of December 31, 2012 and 2011, respectively. The Company invests in trading securities to provide an economic hedge for its deferred compensation liabilities, as further discussed herein and in Note 7 to the Consolidated Financial Statements.

Shareholders' equity decreased from $665,935 at December 31, 2011 to $649,815 as of December 31, 2012, principally reflecting 2012 net earnings of $52,004, less cash dividends of $52,431, including the $29,138 special one-time dividend, and share repurchases of $23,803 during 2012.

The Company has a relatively straight-forward financial structure and has historically maintained a conservative financial position. Except for an immaterial amount of operating leases, the Company has no special financing arrangements or "off-balance sheet" special purpose entities. Cash flows from operations plus maturities of short-term investments are expected to be adequate to meet the Company's overall financing needs, including capital expenditures, in 2013. Periodically, the Company considers possible acquisitions, and if the Company were to pursue and complete such an acquisition, that could result in bank borrowings or other financing.

Results of Operations

2012 vs. 2011

Net product sales were $545,985 in 2012 compared to $528,369 in 2011, an increase of $17,616 or 3.3%. Net sales in 2012 benefited from effective marketing and selling programs, including back-to-school and pre-Halloween programs, as well as from higher price realization needed to recover some of the rising commodity and other input costs experienced in recent years. Higher price realization generally reflects increases in product sales, list prices net of trade promotions and the effects of any product size or weight changes.

Product cost of goods sold were $365,573 in 2012 compared to $365,225 in 2011, an increase of $348 or 0.1%. Product cost of goods sold includes $1,034 and $44 in certain deferred compensation expenses in 2012 and 2011, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold decreased from $365,181 in 2011 to $364,539 in 2012, a decrease of $642 or 0.2%. As a percent of net product sales, these adjusted costs decreased from 69.1% in 2011 to 66.8% in 2012, a decrease of 2.3% as a percent of net product sales. The favorable decrease in these costs as a percentage of sales primarily reflects higher price realization which was needed to restore a portion of our margins due to higher commodity and other input costs in recent years. Although we experienced moderating costs for some ingredients in 2012 compared to 2011, our unit costs for packaging materials, freight and delivery, wages and benefits, and plant operations continued to increase further in 2012 compared to 2011. We have made progress toward restoring margins to their historical levels before the increases in commodity costs in recent years, but margins remain below historical levels prior to these increases in commodity and other input costs. Restoring these margins and coping with the effects of some ongoing high commodity costs continue to be part of our long-term challenge.

Selling, marketing and administrative expenses were $113,842 in 2012 compared to $108,276 in 2011, an increase of $5,566 or 5.1%. Selling, marketing and administrative expenses reflect a $3,582 increase and $15 decrease in certain deferred compensation expenses in 2012 and 2011, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $108,291 in 2011 to $110,260 in 2012, an increase of $1,969 or 1.8%. As a percent of net product sales, these adjusted expenses decreased slightly from 20.5% of net product sales in 2011 to 20.2% of net product sales in 2012. Selling, marketing and administrative expenses include $45,072 and $45,850 of freight, delivery and warehousing expenses in 2012 and 2011, respectively. These expenses decreased from 8.7% of net product sales in 2011 to 8.3% of net product sales in 2012, principally reflecting the effects of higher price realization.

The Company believes that the carrying values of its trademarks and goodwill have indefinite lives as they are expected to generate cash flows indefinitely. In accordance with current accounting guidance, goodwill and indefinite-lived intangible assets are assessed at least annually for impairment as of December 31 or whenever events or circumstances indicate that the carrying values may not be recoverable from future cash flows. No impairments were recorded in 2012 or 2011.

The fair values of indefinite lived intangible assets, including trademarks, are primarily assessed using the present value of estimated future cash flows. Management believes that all assumptions used for the impairment tests are consistent with those utilized by market participants performing similar valuations. The Company's fair value estimates based on these assumptions were used to prepare projected financial information which it believes to be reasonable. Actual future results may differ from those projections and the differences could be material. Holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate or a 100 basis point decrease in the royalty rate would reduce the fair value of certain trademarks by approximately 17% and 12%, respectively. Individually, a 100 basis point increase in the discount rate would indicate a potential impairment of approximately $4,000 as of December 31, 2012. However, if the royalty rate were decreased by 100 basis points no potential impairment would be indicated as of December 31, 2012.

Earnings from operations were $69,479 in 2012 compared to $57,966 in 2011, an increase of $11,513. Earnings from operations include $4,616 and $29 in certain deferred compensation expenses in 2012 and 2011, respectively. As discussed above, these deferred compensation expenses relate to changes in deferred compensation liabilities resulting from corresponding changes in the market value of trading securities and related investment income that hedge these liabilities. Adjusting for these deferred compensation expenses, earnings from operations were $74,095 and $57,995 in 2012 and 2011, respectively, an increase of $16,100 or 27.8%. This increase in earnings from operations principally reflects the benefits of increased sales, including higher price realization, as well as some moderation of ingredient costs in 2012 compared to 2011 and on-going cost control programs.

Management believes the comparisons presented in the preceding paragraphs after adjusting for changes in deferred compensation are more reflective of the underlying operations of the Company.

Other income, net was $4,685 in 2012 compared to $2,946 in 2011, an increase of $1,739. This increase principally reflects higher aggregate net gains and investment income ($4,616 and $29 in 2012 and 2011, respectively) on trading securities which is discussed above. These trading securities were offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. Other income, net also includes foreign exchange gains of $442 and $2,098 in 2012 and 2011, respectively.

Other income, net includes the results of the Company's 50% share of two Spanish companies which are accounted for using the equity method. These equity method losses were $1,019 and $194 for 2012 and 2011, respectively; in addition a pre-tax impairment charge of $850 was recorded in 2012 write-down the Company's carrying value to estimated fair value. Management estimated fair value principally using discounted cash flow and market comparable analyses. Management believes the business and economic challenges in Spain are likely to continue and may result in additional equity method losses in the future, and that the Company's equity investment (carrying value of $2,127 as December 31, 2012) could suffer an additional impairment loss at a future date.

As of December 31, 2012 and 2011, the Company's long-term investments include $9,485 and $7,453 ($13,550 original cost), respectively, of Jefferson County Alabama Sewer Revenue Refunding Warrants, originally purchased with an insurance-backed AAA rating. This is an auction rate security (ARS) that is classified as an available for sale security. Representatives of Jefferson County and the bond holders were unable to reach a settlement agreement, and therefore, the County filed for bankruptcy in 2011. Financial Guaranty Insurance Company (FGIC), the bond insurance carrier, has also filed for bankruptcy. Due to adverse events related to Jefferson County and FGIC, as well as events in the credit markets, the auctions for this ARS failed in 2008 through 2012 (and subsequent to December 31, 2012). As such, the Company estimated the fair value of this ARS as of December 31, 2012 and 2011 utilizing a valuation model with Level 3 inputs, as defined by guidance and discussed in Note 10 to the Consolidated Financial Statements.

During the fourth quarter of 2008, the Company determined that the market decline in fair value of its Jefferson County ARS became other-than-temporarily impaired, as defined, and recorded a pre-tax impairment of $5,140. During 2012 and 2011, the Company further evaluated this investment and concluded that additional increases and (declines) in the market value were temporary because it was not related to further credit impairment and recorded $2,032 and $678, respectively, as favorable adjustments to other comprehensive gain (loss). Although future evaluations of the fair value of this ARS could result in additional other-than-temporary classification of declines in market value and additional charges to earnings, the $9,485 fair value at December 31, 2012 reflects a cumulative temporary gain of $1,075 in accumulated other comprehensive income (loss) as of December 31, 2012. The Company continues to receive all contractual interest payments on this ARS on a timely basis and the Company has the intent and ability to hold this ARS until recovery of its amortized cost basis. The Company is not currently able to predict the outcome of this bankruptcy, or the amount and timing of net proceeds it may ultimately recover.

The consolidated effective tax rate was 29.9% and 27.9% in 2012 and 2011, respectively. At December 31, 2012, the Company's deferred tax assets include $13,791 of income tax benefits relating to foreign subsidiary tax loss carry-forwards which expire in 2014 through 2031 ($13,376 of benefits expire between 2022 and 2031). The aforementioned reflects the utilization of approximately $12,100 of foreign tax loss carry-forwards in 2012. The Company has concluded that it is more-likely-than-not that it would realize the deferred tax assets relating to such tax operating loss carry-forwards because it is expected that sufficient levels of taxable income will be generated during the carry-forward periods.

Net earnings were $52,004 in 2012 compared to $43,938 in 2011, and earnings per share were $0.89 and $0.74 in 2012 and 2011, respectively, an increase of $0.15 or 20.3%. Earnings per share benefited from the reduction in average shares outstanding resulting from purchases of the Company's common stock in the open market by the Company. Average shares outstanding decreased from 59,606 in 2011 to 58,742 in 2012.

During 2012, the Company received its Annual Funding Notice, Notice of Funded Status, and a Rehabilitation Plan (Notices), as defined by the Pension Protection Act (PPA), from the Bakery and Confectionery Union and Industry International (BC&T) Pension Fund (Plan), a multi-employer defined benefit pension plan for certain Company union employees. The Notices indicate that the Plan's actuary has certified that the Plan is in critical status, the "Red Zone", as defined by the PPA, and that a plan of rehabilitation was adopted by the Trustees of the Plan (Trustees) in fourth quarter 2012. The Trustees have advised that one of the largest contributors to the Plan filed for bankruptcy and ceased making contributions to the Plan in 2011, and that the Plan has achieved less favorable investment performance returns to maintain a favorable funding status. The Trustees indicated that the aforementioned are the primary reasons for the Plan's deterioration to critical status. As of January 1, 2011 plan valuation date, the BC&T Plan had 116,708 participants, of which 32,449 (28%) were active participants, 54,470 (47%) were retired or separated from service and receiving benefits, and 29,789 (25%) were retired or separated from service and entitled to receive future benefits.

During 2012, a Committee comprised of an equal number of BC&T Union and participating employer Trustees reviewed possible plan changes, including benefit reductions and increased employer contributions, and concluded that it was not feasible for the Plan to adopt changes which would allow it to emerge from critical status within the ten year targeted period as defined in the PPA. The Committee determined that rehabilitation within ten years would require 15% annual compounded surcharges on employer contributions, and that such action was not feasible and would likely have an adverse effect on the Plan. Under the Rehabilitation Plan adopted, the Plan is projected to emerge from critical status sometime beyond the 30 year projection period. In the event that a plan does not have the financial resources to ultimately pay benefits at a level specified by law then it must apply to the Pension Benefits Guaranty Corporation for government financial assistance.

The Rehabilitation Plan adopted requires that employer contributions include 5% compounded annual surcharges each year for an unspecified period of time beginning January 2013 (in addition to the 5% interim surcharge initiated in

June 2012) as well as certain plan benefit reductions. The Trustees will review the Plan's progress each year and will consider if further adjustments, including employer surcharges or plan benefit modifications, are necessary to meet the objectives of the Rehabilitation Plan. The Trustees have advised that neither the PPA nor regulatory guidance currently defines the rehabilitation standards for a plan that is not designed to emerge from critical status within the 10-year rehabilitation period. Company contributions to the Plan were $2,131, $2,046 and $1,923 in each of the years 2012, 2011 and 2010, respectively. The Company was advised by the Plan that if the Company had withdrawn from the Plan during 2012 its estimated withdrawal liability would have been $37,200. Although the Company has not made any decisions regarding withdrawal from the Plan, the Company is exploring various options, including withdrawal from the Plan. Should the Company actually withdraw from the Plan at a future date, a withdrawal liability, which could be higher than $37,200, would be payable to the Plan. The Company is currently unable to determine the ultimate outcome of the above discussed matter and therefore, is unable to determine the effects on its consolidated financial statements, but, the ultimate outcome could be material to its consolidated results of operations in one or more future periods.

2011 vs. 2010

Net product sales were $528,369 in 2011 compared to $517,149 in 2010, an increase of $11,220 or 2.2%. This increase principally reflects higher sales price realization during 2011 which was required to recover some of our rising input costs as discussed below. Although higher price realization was made throughout 2011, most became effective during mid-fourth quarter 2011 after the Company's large pre-Halloween selling season, and therefore, a substantial portion of these benefits were not realized until 2012.

Product cost of goods sold were $365,225 in 2011 compared to $349,334 in 2010, an increase of $15,891 or 4.5%. Product cost of goods sold includes $44 and $770 in certain deferred compensation expenses in 2011 and 2010, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold increased from $348,564 in 2010 to $365,181 in 2011, an increase of $16,617 or 4.8%. As a percent of net product sales, these adjusted costs increased from 67.4% in 2010 to 69.1% in 2011, an increase of 1.7% as a percent of net product sales. The Company was adversely affected by significantly higher input costs, primarily higher ingredient costs, in 2011 compared to 2010.

Selling, marketing and administrative expenses were $108,276 in 2011 compared to $106,316 in 2010, an increase of $1,960 or 1.8%. Selling, marketing and administrative expenses reflect a $15 decrease and $2,594 increase in certain deferred compensation expenses in 2011 and 2010, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $103,722 in 2010 to $108,291 in 2011, an increase of $4,569 or 4.4%. As a percent of net product sales, these adjusted expenses increased slightly from 20.1% of net product sales in 2010 to 20.5% of net product sales in 2011. Selling, marketing and administrative expenses include $45,849 and $43,034 of freight, delivery and warehousing expenses in 2011 and 2010, respectively. These expenses increased from 8.3% of net product sales in 2010 to 8.7% of net product sales in 2011, principally reflecting higher freight and delivery costs for trucking carriers, including higher surcharges for diesel fuel.

The fair values of indefinite lived intangible assets, goodwill and trademarks, are primarily assessed using the present value of estimated future cash flows. Holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate or a 100 basis point decrease in the royalty rate would reduce the fair value of certain trademarks by approximately 16% and 11%, respectively. Individually, a 100 basis point increase in the discount rate would indicate a potential impairment of approximately $2,000 as of December 31, 2011. However, if the royalty rate were decreased by 100 basis points no potential impairment would be indicated as of December 31, 2011.

Earnings from operations were $57,966 in 2011 compared to $64,710 in 2010, a decrease of $6,744. Earnings from operations include $29 and $3,364 in certain deferred compensation expenses in 2011 and 2010, respectively. As discussed above, these deferred compensation expenses relate to changes in deferred compensation liabilities resulting from corresponding changes in the market value of trading securities and related investment income that hedge these liabilities. Adjusting for these deferred compensation expenses, operating earnings were $57,995 and $68,074 in 2011 and 2010, respectively, a decrease of $10,079 or 14.8%. This decrease in earnings from operations principally reflects significantly higher ingredient and other input costs and resulting lower gross profit and operating earnings margins as discussed above.

Management believes the comparisons presented in the

preceding paragraphs after adjusting for changes in deferred compensation are more reflective of the underlying operations of the Company.

Other income, net was $2,946 in 2011 compared to $8,358 in 2010, a decrease of $5,412. This decrease principally reflects a $3,335 decrease in net gains and related investment income on trading securities of $29 and $3,364 in 2011 and 2010 which is discussed above. These trading securities were substantially offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years which are also discussed above. Foreign exchange gains were $2,098 and $4,090 in 2011 and 2010, respectively, a decrease of $1,992, which reflects a decrease in net realized gains on foreign currency hedging. Other income, net also includes the operating losses of $194 and $342 for 2011 and 2010, respectively, relating to the Company's equity method investment in two 50% owned foreign companies.

The consolidated effective tax rate was 27.9% and 27.4% in 2011 and 2010, respectively. At December 31, 2011, the Company deferred tax assets included $16,406 of income tax benefits relating to foreign subsidiary tax loss carry-forwards which expire in future years 2014 through 2031. The Company concluded that it was more-likely-than-not that it would realize the deferred tax assets relating to such tax operating loss carry-forwards because it was expected that sufficient levels of taxable income will be generated during the carry-forward periods.

Net earnings were $43,938 in 2011 compared to $53,063 in 2010, and earnings per share were $.76 and $.90 in 2011 and 2010, respectively, a decrease of $.14 or 15.6%. Earnings per share benefited from the reduction in average shares outstanding resulting from purchases of the Company's common stock in the open market by the Company. Average shares outstanding decreased from 58,685 in 2010 to 57,892 in 2011.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $101,919, $50,390 and $82,805 in 2012, 2011 and 2010, respectively. The $51,529 increase in cash flows from operating activities from 2011 to 2012 primarily reflects the 2012 increase in net earnings, decreased inventories and prepaid expenses, and other assets. The Company's investment in enterprise resource planning and supply chain computer systems has resulted in both improved customer service and supply chain efficiencies while maintaining lower inventories levels.

During 2008 the Company contributed $16,050 to a VEBA trust to fund the estimated future costs of certain employee health, welfare and other benefits. The Company used the funds, as well as investment income in this VEBA trust, to pay the actual cost of such benefits during 2011, 2012 and will continue to do so in 2013. At December 31, 2012, the VEBA trust held $2,343 of aggregate cash, cash equivalents and investments. This asset value is included in prepaid expenses in the Company's current assets.

Cash flows from investing activities reflect capital expenditures of $8,886, $16,351, and $12,813 in 2012, 2011 and 2010, respectively, including $3,025 related to the 2011 purchase of warehouse space and land planned for future use. The 2011 and 2010 capital additions include $727 and $1,682, respectively, relating to computer systems and related implementation.

The Company had no bank borrowing or repayments in 2010, 2011, or 2012, and had no outstanding bank borrowings as of December 31, 2011 or 2012.

Financing activities include Company common stock purchases and retirements of $23,803, $18,190, and $22,881 in 2012, 2011 and 2010, respectively. Cash dividends of $52,431, which includes a special one-time dividend of $29,138, $18,407, and $18,130 were paid in 2012, 2011 and 2010, respectively. The increase in cash dividends each year reflects the annual 3% stock dividend issued in each of these years less the effects of common stock purchases and retirements in the respective periods. The fourth quarter 2012 included a special $0.50 per share cash dividend as well as an accelerated payment of the regular quarterly dividend of $0.08 per share which has historically been paid during the first week in January. Both were in response to the uncertainty surrounding the future federal tax treatment of dividends at that time after giving consideration to the Company's cash and investment position.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Preparation of the Company's financial statements involves judgments and estimates due to uncertainties affecting the application of accounting policies, and the likelihood that different amounts would be reported under different conditions or using different assumptions. The Company bases its estimates on historical experience and other assumptions, as discussed herein, that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company's results of operations for the period in which the actual amounts become known. The Company's significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements.

Following is a summary and discussion of the more significant accounting policies which management believes to have a significant impact on the Company's operating results, financial position, cash flows and footnote disclosure.

Revenue recognition

Revenue, net of applicable provisions for discounts, returns, allowances and certain advertising and promotional costs, is recognized when products are delivered to customers based on a customer purchase order, and collectability is reasonably assured. The accounting for promotional costs is discussed under "Customer incentive programs, advertising and marketing" below.

Provisions for bad debts are recorded as selling, marketing and administrative expenses. Write-offs of bad debts did not exceed 0.1% of net product sales in each of 2012, 2011 and 2010, and accordingly, have not been significant to the Company's financial position or results of operations.

Intangible assets

The Company's intangible assets consist primarily of acquired trademarks and goodwill. In accordance with accounting guidance, goodwill and other indefinite-lived assets are not amortized, but are instead subjected to annual testing for impairment unless certain triggering events or circumstances are noted. The Company performs its annual impairment testing as of December 31. The Company may utilize third-party professional valuation firms to assist in the determination of valuation of certain intangibles.

The impairment test is performed by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates, including discounted projected future cash flows. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. These projected future cash flows are dependent on a number of factors including the execution of business plans, achievement of projected sales, including but not limited to future price increases, projected operating margins, and projected capital expenditures. Such operating results are also dependent upon future ingredient and packaging material costs, exchange rates for products manufactured or sold in foreign countries, operational efficiencies, cost savings initiatives, and competitive factors. Although the majority of the Company's trademarks relate to well established brands with a long history of consumer acceptance, projected cash flows are inherently uncertain. A change in the assumptions underlying the impairment analysis, including but not limited to a reduction in projected cash flows, the use of a different discount rate to discount future cash flows or a different royalty rate applied to the Company's trademarks, could cause impairment in the future.

Customer incentive programs, advertising and marketing

Advertising and marketing costs are recorded in the period to which such costs relate. The Company does not defer the recognition of any amounts on its consolidated balance sheet with respect to such costs. Customer incentives and other promotional costs are recorded at the time of sale based upon incentive program terms and historical utilization statistics, which are generally consistent from year to year.

The liabilities associated with these programs are reviewed quarterly and adjusted if utilization rates differ from management's original estimates. Such adjustments have not historically been material to the Company's operating results.

Split dollar officer life insurance

The Company provides split dollar life insurance benefits to certain executive officers and records an asset principally equal to the cumulative premiums paid. The Company will fully recover these premiums in future years under the terms of the plan. The Company retains a collateral assignment of the cash surrender values and policy death benefits payable to insure recovery of these premiums.

Valuation of long-lived assets

Long-lived assets, primarily property, plant and equipment are reviewed for impairment as events or changes in business circumstances occur indicating that the carrying value of the asset may not be recoverable. The estimated cash flows produced by assets or asset groups, are compared to the asset carrying value to determine whether impairment exists. Such estimates involve considerable management judgment and are based upon assumptions about expected future operating performance. As a result, actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic and competitive conditions.

Income taxes

Deferred income taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. The Company records valuation allowances in situations where the realization of deferred tax assets, including those relating to net operating tax losses, is not more-likely-than-not; and the Company adjusts and releases such valuation allowances when realization becomes more-likely-than-not as defined by accounting guidance. The Company periodically reviews assumptions and estimates of the Company's probable tax obligations and effects on its liability for uncertain tax positions, using informed judgment which may include the use of third-party consultants, advisors and legal counsel, and historical experience.

Valuation of investments

Investments, primarily municipal bonds, mutual funds and equity method investments are reviewed for impairment at each reporting period by comparing the carrying value or amortized cost to the fair market value. The Company may utilize third-party professional valuation firms as necessary to assist in the determination of the value of investments that utilize Level 3 inputs as defined in the Notes to Consolidated Financial Statements. In the event that an investment security's fair value is below carrying value or amortized cost, the Company will record an other-than-temporary impairment or a temporary impairment based on accounting guidance.

Other matters

In the opinion of management, other than contracts for foreign currency forwards and raw materials, including currency and commodity hedges and outstanding purchase orders for packaging, ingredients, supplies, and operational services, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations or future commitments. The Company's outstanding contractual commitments as of December 31, 2012, all of which are generally normal and recurring in nature, are summarized in the chart on page 12.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2012, the FASB issued amendments to the indefinite-lived intangible asset impairment guidance which provides an option for companies to use a qualitative approach to test indefinite-lived intangible assets for impairment if certain conditions are met. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012 (early adoption is permitted). The implementation of the amended accounting guidance is not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

MARKET RISKS

The Company is exposed to market risks related to commodity prices, interest rates, investments in marketable securities, equity price and foreign exchange.

The Company's ability to forecast the direction and scope of changes to its major input costs is impacted by significant volatility in crude oil, sugar, corn, soybean and edible oils, cocoa and dairy products markets. The prices of these commodities are influenced by changes in global demand, changes in weather and crop yields, including the effects of climate change, changes in governments' farm policies, including mandates for ethanol and bio-fuels, environmental matters, and fluctuations in the U.S. dollar relative to dollar-denominated commodities in world markets. The Company believes that its competitors face the same or similar challenges.

In order to address the impact of rising input and other costs, the Company periodically reviews each item in its product portfolio to ascertain if price realization adjustments or other actions should be taken. These reviews include an evaluation of the risk factors relating to market place acceptance of such changes and their potential effect on future sales volumes. In addition, the estimated cost of packaging modifications associated with weight changes is evaluated. The Company also maintains ongoing cost reduction and productivity improvement programs under which cost savings initiatives are encouraged and progress monitored. The Company is not able to accurately predict the outcome of these cost savings initiatives and their effects on its future results.

Commodity future and foreign currency forward contracts

Commodity price risks relate to ingredients, primarily sugar, cocoa, chocolate, corn syrup, dextrose, soybean and edible oils, milk, whey and gum base ingredients. The Company believes its competitors face similar risks, and the industry has historically adjusted prices to compensate for adverse fluctuations in commodity costs. The Company, as well as competitors in the confectionery industry, has taken actions, including higher price realization to mitigate rising input costs for ingredients, energy, freight and delivery. Although management seeks to substantially recover cost increases over the long-term, there is risk that higher price realization cannot be fully passed on to customers and, to the extent they are passed on, they could adversely affect customer and consumer acceptance and resulting sales volume.

The Company utilizes commodity futures contracts and commodity options contracts as well as annual supply agreements to hedge and plan for anticipated purchases of certain ingredients, including sugar, in order to mitigate commodity cost fluctuation. The Company also may purchase forward foreign exchange contracts to hedge its costs of manufacturing certain products in Canada for sale and distribution in the United States, and periodically does so for purchases of equipment or raw materials from foreign suppliers. Such commodity futures, commodity options and currency forward contracts are cash flow hedges and are effective as hedges as defined by accounting guidance. The unrealized gains and losses on such contracts are deferred as a component of accumulated other comprehensive loss and are recognized as a component of product cost of goods sold when the related inventory is sold.

The potential change in fair value of commodity and foreign currency derivative instruments held by the Company at December 31, 2012, assuming a 10% change in the underlying contract price, was $825,000. The analysis only includes commodity and foreign currency derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity or foreign currency. This amount is not significant compared with the net earnings and shareholders' equity of the Company.

Interest rates

Interest rate risks primarily relate to the Company's investments in tax exempt marketable securities with maturities or auction dates of generally up to three years.

The majority of the Company's investments, which are classified as available for sale, have historically been held until they mature, which limits the Company's exposure to interest rate fluctuations. The accompanying chart summarizes the maturities of the Company's investments in debt securities at December 31, 2012.

Less than 1 year	$18,734
1 – 2 years	33,596
2 – 3 years	32,221
Over 3 years	9,485
Total	$94,036

The Company's outstanding debt at December 31, 2012 and 2011 was $7,500 in an industrial revenue bond in which interest rates reset each week based on the current market rate. Therefore, the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

Investment in marketable securities

As stated above, the Company invests primarily in tax exempt marketable securities with maturities or auction dates generally up to three years. The Company utilizes professional money managers and maintains investment policy guidelines which emphasize quality and liquidity in order to minimize the potential loss exposures that could result in the event of a default or other adverse event, including failed auctions.

However, given events in the municipal bond and ARS markets, including failed auctions, the Company continues to monitor these investments and markets, as well as its investment policies. Nonetheless, the financial markets have been experiencing unprecedented events in recent years, and future outcomes are less predictable than in the past.

Equity price

Equity price risk relates to the Company's investments in mutual funds which are principally used to fund and hedge the Company's deferred compensation liabilities. At December 31, 2012, the Company has investments in mutual funds, classified as trading securities, of $49,378. Any change in the fair value of these trading securities is completely offset by a corresponding change in the respective hedged deferred compensation liability.

Foreign currency

Foreign currency risk principally relates to the Company's foreign operations in Canada and Mexico, as well as periodic purchase commitments of machinery and equipment from foreign sources.

Certain of the Company's Canadian manufacturing costs, including local payroll and plant operations, and a portion of its packaging and ingredients are sourced in Canadian dollars. The Company may purchase Canadian forward contracts to receive Canadian dollars at a specified date in the future and uses its Canadian dollar collections on Canadian sales as a partial hedge of its overall Canadian manufacturing obligations sourced in Canadian dollars. The Company also periodically purchases and holds Canadian dollars to facilitate the risk management of these currency changes.

From time to time, the Company may use foreign exchange forward contracts and derivative instruments to mitigate its exposure to foreign exchange risks, as well as those related to firm commitments to purchase equipment from foreign vendors. As of December 31, 2011, the Company held foreign exchange forward contracts with a net fair value of $205; there were no outstanding foreign exchange forward contracts at December 31, 2012.

RISK FACTORS

The Company's operations and financial results are subject to a number of risks and uncertainties that could adversely affect the Company's operating results and financial condition. Significant risk factors, without limitations that could impact the Company, are the following: (i) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for the Company's products; (ii) fluctuations in the cost and availability of commodities and ingredients, including the effects adverse weather and climate change, and packaging materials, and the ability to recover cost increases through product sales price increases; (iii) inherent risks in the marketplace, including uncertainties about trade and consumer acceptance of higher price realization and seasonal events such as Halloween; (iv) the effect of acquisitions on the Company's results of operations and financial condition; (v) the effect of changes in foreign currencies on the Company's foreign subsidiaries operating results, and the effect of the fluctuation of the Canadian dollar on products manufactured in Canada and marketed and sold in the United States in U.S. dollars; (vi) the Company's reliance on third party vendors for various goods and services, including commodities used for ingredients that are primarily grown or sourced from foreign locations; (vii) the Company's ability to successfully implement new production processes and lines, and new computer software systems; (viii) the effect of changes in assumptions, including discount rates, sales growth and profit margins and the capability to pass along higher ingredient and other input costs through price increases, relating to the Company's impairment testing and analysis of its goodwill and trademarks; (ix) changes in the confectionery marketplace including actions taken by major retailers and customers; (x) customer, consumer and competitor response to marketing programs and price and product weight adjustments, and new products; (xi) dependence on significant customers, including the volume and timing of their purchases, and availability of shelf space; (xii) increases in energy costs, including freight and delivery, that cannot be passed along to customers through increased price realization due to competitive reasons; (xiii) any significant labor stoppages, strikes or production interruptions; (xiv) changes in governmental laws and regulations including taxes and tariffs; (xv) the adverse effects should the Company either voluntarily or involuntarily recall its product(s) from the marketplace; (xvi) the risk that the market value of Company's investments could decline including being classified as "other-than-temporary" as defined; (xvii) the Company's dependence on its enterprise resource planning computer system to manage its supply chain and customer deliveries, and the risk that the Company's information technology systems fail to perform adequately or the Company is unable to protect such information technology systems against data corruption, cyber-based attacks or network security breaches; (xviii) the potential effects of adverse effects, including rulings by bankruptcy courts, relating to the investment in the Jefferson County auction rate security and its insurance carrier; (xix) the potential adverse effects on the Company as to changes to improve the funding status of the Bakery and Confectionary Union and Industry Pension Plan, a multiemployer plan which covers certain Company union employees; (xx) the potential adverse effects of deteriorating economic and business conditions in Spain and the effects on the Company's equity investment in two 50% owned Spanish companies, and (xxi) the potential effects of current and future macroeconomic conditions and geopolitical events.

Forward-looking statements

This discussion and certain other sections contain forward-looking statements that are based largely on the Company's current expectations and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as "anticipated," "believe," "expect," "intend," "estimate," "project," and other words of similar meaning in connection with a discussion of future operating or financial performance and are subject to certain factors, risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such factors, risks, trends and uncertainties which in some instances are beyond the Company's control, include the overall competitive environment in the Company's industry, changes in assumptions and judgments discussed above under the heading "Significant Accounting Policies and Estimates", and factors identified and referred to above under the heading "Risk Factors."

The risk factors identified and referred to above are believed to be significant factors, but not necessarily all of the significant factors that could cause actual results to differ from those expressed in any forward-looking statement. Readers are cautioned not to place undue reliance on such forward-looking statements, which are made only as of the date of this report. The Company undertakes no obligation to update such forward-looking statements.

Open Contractual Commitments as of December 31, 2012

Payable in	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commodity hedges	$ 8,495	$ 8,495	$ —	$ —	$ —
Purchase obligations	10,317	10,317	—	—	—
Interest bearing debt	7,500	—	—	—	7,500
Operating leases	3,631	1,061	2,230	339	1
Total	$29,943	$19,873	$2,230	$339	$7,501

Note: Commodity hedges and foreign currency hedges reflect the amounts at which the Company will settle the related contracts. The above amounts exclude deferred income tax liabilities of $38,748, liabilities for uncertain tax positions of $7,866, postretirement health care and life insurance benefits of $27,381 and deferred compensation and other liabilities of $55,217 because the timing of payments relating to these items cannot be reasonably determined.

CONSOLIDATED STATEMENTS OF

Earnings, Comprehensive Earnings and Retained Earnings

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(in thousands except per share data)

	For the year ended December 31,		
	2012	2011	2010
Net product sales	$545,985	$528,369	$517,149
Rental and royalty revenue	3,885	4,136	4,299
Total revenue	549,870	532,505	521,448
Product cost of goods sold	365,573	365,225	349,334
Rental and royalty cost	976	1,038	1,088
Total costs	366,549	366,263	350,422
Product gross margin	180,412	163,144	167,815
Rental and royalty gross margin	2,909	3,098	3,211
Total gross margin	183,321	166,242	171,026
Selling, marketing and administrative expenses	113,842	108,276	106,316
Earnings from operations	69,479	57,966	64,710
Other income, net	4,685	2,946	8,358
Earnings before income taxes	74,164	60,912	73,068
Provision for income taxes	22,160	16,974	20,005
Net earnings	$ 52,004	$ 43,938	$ 53,063
Earnings per share	$ 0.89	$ 0.74	$ 0.88
Average Common and Class B Common shares outstanding	58,742	59,606	60,398

(The accompanying notes are an integral part of these statements.)

Earnings, Comprehensive Earnings and Retained Earnings, Continued

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(in thousands except per share data)

	For the year ended December 31,		
	2012	2011	2010
Other comprehensive income (loss), before taxes			
Foreign currency translation adjustments	$ 1,303	$ (2,496)	$ 856
Unrealized gains (losses) for the period on investments	1,980	1,030	(1,179)
Less: reclassification adjustment for (gains) losses to net earnings	—	—	—
Unrealized gains (losses) on investments	1,980	1,030	(1,179)
Unrealized gains (losses) for the period on derivatives	(339)	(397)	7,313
Less: reclassification adjustment for (gains) to net earnings	(243)	(7,531)	(2,651)
Unrealized gains (losses) on derivatives	(582)	(7,928)	4,662
Unrealized gains (losses) for the period on postretirement and pension benefits	1,066	(3,593)	(3,135)
Less: reclassification adjustment for losses to net earnings	1,036	501	128
Unrealized gains (losses) on postretirement and pension benefits	2,102	(3,092)	(3,007)
Total other comprehensive income (loss), before tax	4,803	(12,486)	1,332
Income tax related to items of other comprehensive income	(1,297)	3,746	(149)
Comprehensive earnings	$ 55,510	$ 35,198	$ 54,246
Retained earnings at beginning of year	$ 114,269	$135,866	$147,687
Net earnings	52,004	43,938	53,063
Cash dividends	(47,729)	(18,360)	(18,078)
Stock dividends	(38,334)	(47,175)	(46,806)
Retained earnings at end of year	$ 80,210	$114,269	$135,866

CONSOLIDATED STATEMENTS OF

Financial Position

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(in thousands)

Assets

	December 31, 2012	2011
CURRENT ASSETS:		
Cash and cash equivalents	$ 63,862	$ 78,612
Investments	18,746	10,895
Accounts receivable trade, less allowances of $2,142 and $1,731	42,108	41,895
Other receivables	5,528	3,391
Inventories:		
Finished goods and work-in-process	37,046	42,676
Raw materials and supplies	25,337	29,084
Prepaid expenses	4,148	5,070
Deferred income taxes	466	578
Total current assets	197,241	212,201
PROPERTY, PLANT AND EQUIPMENT, at cost:		
Land	21,687	21,939
Buildings	108,391	107,567
Machinery and equipment	331,110	322,993
Construction in progress	2,539	2,598
	463,727	455,097
Less—Accumulated depreciation	262,437	242,935
Net property, plant and equipment	201,290	212,162
OTHER ASSETS:		
Goodwill	73,237	73,237
Trademarks	175,024	175,024
Investments	124,685	96,161
Split dollar officer life insurance	66,911	74,209
Prepaid expenses	—	3,212
Equity method investment	2,127	3,935
Deferred income taxes	6,222	7,715
Total other assets	448,206	433,493
Total assets	$846,737	$857,856

(The accompanying notes are an integral part of these statements.)

(in thousands except per share data)

Liabilities and Shareholders' Equity

	December 31, 2012	December 31, 2011
CURRENT LIABILITIES:		
Accounts payable	$ 8,942	$ 10,683
Dividends payable	—	4,603
Accrued liabilities	45,150	43,069
Postretirement health care and life insurance benefits	555	574
Income taxes payable	6,118	—
Total current liabilities	60,765	58,929
NONCURRENT LIABILITES:		
Deferred income taxes	38,748	43,521
Postretirement health care and life insurance benefits	26,826	25,534
Industrial development bonds	7,500	7,500
Liability for uncertain tax positions	7,866	8,345
Deferred compensation and other liabilities	55,217	48,092
Total noncurrent liabilities	136,157	132,992
SHAREHOLDERS' EQUITY:		
Common stock, $.69-4/9 par value— 120,000 shares authorized— 36,649 and 36,479, respectively, issued	25,450	25,333
Class B common stock, $.69-4/9 par value— 40,000 shares authorized— 21,627 and 21,025, respectively, issued	15,018	14,601
Capital in excess of par value	547,576	533,677
Retained earnings, per accompanying statement	80,210	114,269
Accumulated other comprehensive loss	(16,447)	(19,953)
Treasury stock (at cost)— 73 shares and 71 shares, respectively	(1,992)	(1,992)
Total shareholders' equity	649,815	665,935
Total liabilities and shareholders' equity	$846,737	$857,856

CONSOLIDATED STATEMENTS OF

Cash Flows

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(in thousands)

	For the year ended December 31,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 52,004	$ 43,938	$ 53,063
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	19,925	19,229	18,279
Impairment of equity method investment	850	—	—
Loss from equity method investment	1,019	194	342
Amortization of marketable security premiums	1,770	1,267	522
Changes in operating assets and liabilities:			
Accounts receivable	272	(5,448)	717
Other receivables	(2,720)	3,963	(2,373)
Inventories	9,588	(15,631)	(1,447)
Prepaid expenses and other assets	11,295	5,106	4,936
Accounts payable and accrued liabilities	199	84	2,180
Income taxes payable and deferred	1,369	(5,772)	2,322
Postretirement health care and life insurance benefits	2,829	2,022	1,429
Deferred compensation and other liabilities	3,018	2,146	2,525
Other	501	(708)	310
Net cash provided by operating activities	101,919	50,390	82,805
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(8,886)	(16,351)	(12,813)
Net purchases of trading securities	(2,994)	(3,234)	(2,902)
Purchase of available for sale securities	(39,016)	(39,252)	(9,301)
Sale and maturity of available for sale securities	10,461	7,680	8,208
Net cash used in investing activities	(40,435)	(51,157)	(16,808)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Shares purchased and retired	(23,803)	(18,190)	(22,881)
Dividends paid in cash	(52,431)	(18,407)	(18,130)
Net cash used in financing activities	(76,234)	(36,597)	(41,011)
Increase (decrease) in cash and cash equivalents	(14,750)	(37,364)	24,986
Cash and cash equivalents at beginning of year	78,612	115,976	90,990
Cash and cash equivalents at end of year	$ 63,862	$ 78,612	$115,976
Supplemental cash flow information:			
Income taxes paid	$ 21,312	$ 16,906	$ 20,586
Interest paid	$ 31	$ 38	$ 49
Stock dividend issued	$ 38,236	$ 47,053	$ 46,683

(The accompanying notes are an integral part of these statements.)

Notes to Consolidated Financial Statements ($ in thousands except per share data)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

Basis of consolidation:

The consolidated financial statements include the accounts of Tootsie Roll Industries, Inc. and its wholly-owned subsidiaries (the Company), which are primarily engaged in the manufacture and sales of candy products. All significant intercompany transactions have been eliminated. Certain amounts previously reported have been reclassified to conform to the current year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenue, net of applicable provisions for discounts, returns, allowances and certain advertising and promotional costs, is recognized when products are delivered to customers and collectability is reasonably assured. Shipping and handling costs of $45,072, $45,850, and $43,034 in 2012, 2011 and 2010, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. Revenues from a major customer aggregated approximately 23.5%, 23.3% and 21.4% of net product sales during the years ended December 31, 2012, 2011 and 2010, respectively.

Cash and cash equivalents:

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Investments:

Investments consist of various marketable securities with maturities of generally up to three years. The Company classifies debt and equity securities as either available for sale or trading. Available for sale securities are not actively traded by the Company and are carried at fair value. The Company follows current fair value measurement guidance and unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity, net of applicable taxes, until realized or other than temporarily impaired. Trading securities relate to deferred compensation arrangements and are carried at fair value with gains or losses included in other income, net. The Company invests in trading securities to economically hedge changes in its deferred compensation liabilities.

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in other income, net. Further information regarding the fair value of the Company's investments is included in Note 10 to the Consolidated Financial Statements.

Derivative instruments and hedging activities:

Authoritative guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of derivative instruments and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements.

From time to time, the Company enters into commodity futures, commodity options contracts and foreign currency forward contracts. Commodity futures and options are intended and are effective as hedges of market price risks associated with the anticipated purchase of certain raw materials (primarily sugar). Foreign currency forward contracts are intended and are effective as hedges of the Company's exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of products manufactured in Canada and sold in the United States, and periodic equipment purchases from foreign suppliers denominated in a foreign currency. The Company does not engage in trading or other speculative use of derivative instruments. Further information regarding derivative instruments and hedging activities is included in Note 11 to the Consolidated Financial Statements.

Inventories:

Inventories are stated at cost, not to exceed market. The cost of substantially all of the Company's inventories ($58,439 and $67,339 at December 31, 2012 and 2011, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $26,130 and $24,043 at December 31, 2012 and 2011, respectively. The cost of certain foreign inventories ($3,944 and $4,421 at December 31, 2012 and 2011, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from vendors related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $19,925, $19,229 and $18,279 in 2012, 2011 and 2010, respectively.

Carrying value of long-lived assets:

The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges of long-lived assets were recorded by the Company during 2012, 2011 and 2010.

Postretirement health care and life insurance benefits:

The Company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees' working careers. The Company also provides split dollar life benefits to certain executive officers. The Company records an asset equal to the cumulative insurance premiums paid that will be recovered upon the death of covered employees or earlier under the terms of the plan. No premiums were paid in 2012, 2011 and 2010. Certain split dollar agreements were terminated during 2012 which resulted in the full repayment to the Company of all of the cumulative premiums previously paid on these policies. During 2012 the Company received $7,298 of such repayments which were recorded as a reduction in the carrying value of Split Dollar Officer Life Insurance.

Goodwill and indefinite-lived intangible assets:

In accordance with authoritative guidance, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually unless certain interim triggering events or circumstances require more frequent testing. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The Company has completed its annual impairment testing of its goodwill and trademarks at December 31 of each of the years presented. No impairments of intangibles were recorded in 2012 and 2011.

This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates including discounted projected future cash flows. If the carrying value of goodwill exceeds the fair value, a second step would measure the carrying value and implied fair value of goodwill. Management believes that all assumptions used for the impairment tests are consistent with those utilized by market participants performing similar valuations.

Income taxes:

Deferred income taxes are recorded and recognized for future tax effects of temporary differences between financial and income tax reporting. The Company records valuation allowances in situations where the realization of deferred tax assets is not more-likely-than-not. Federal income taxes are provided on the portion of income of foreign subsidiaries that is expected to be remitted to the U.S. and become taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiary.

Foreign currency translation:

The U.S. dollar is used as the functional currency where a substantial portion of the subsidiary's business is indexed to the U.S. dollar or where its manufactured products are principally sold in the U.S. All other foreign subsidiaries use the local currency as their functional currency. Where the U.S. dollar is used as the functional currency, foreign currency remeasurements are recorded as a charge or credit to other income, net in the statement of earnings. Where the foreign local currency is used as the functional currency, translation adjustments are recorded as a separate component of accumulated other comprehensive (loss).

Equity method investment:

The Company's 50% interest in two foreign companies is accounted for using the equity method. The Company records an increase in its investment to the extent of its share of earnings, and reduces its investment to the extent of losses and dividends received. No dividends were paid in 2012, 2011 and 2010.

As of December 31, 2012, management determined that the carrying value of its equity method investment was impaired as a result of accumulated losses from operations and review of future expectations. The Company recorded a pre-tax impairment charge of $850 resulting in an adjusted carrying value of $2,127 as of December 31, 2012. The fair value was assessed primarily using the discounted cash flow method. The key inputs to this method include projections of future cash flows, determinations of appropriate discount rates, and other assumptions of the equity method investee which are considered reasonable and inherent in the discounted cash flow analysis. No impairment was recorded in 2011 or 2010.

Comprehensive earnings:

Comprehensive earnings includes net earnings, foreign currency translation adjustments and unrealized gains/losses on commodity and/or foreign currency hedging contracts, available for sale securities and certain postretirement benefit obligations.

Earnings per share:

A dual presentation of basic and diluted earnings per share is not required due to the lack of potentially dilutive securities under the Company's simple capital structure. Therefore, all earnings per share amounts represent basic earnings per share.

The Class B Common Stock has essentially the same rights as Common Stock, except that each share of Class B Common Stock has ten votes per share (compared to one vote per share of Common Stock), is not traded on any exchange, is restricted as to transfer and is convertible on a share-for-share basis, at any time and at no cost to the holders, into shares of Common Stock which are traded on the New York Stock Exchange.

Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, allowances and incentives, product liabilities, assets recorded at fair value, income taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. For instance, in determining the annual post-employment benefit costs, the Company estimates the cost of future health care benefits. Actual results may or may not differ from those estimates.

Recent accounting pronouncements:

In May 2011, the Financial Accounting Standards Board (FASB) issued new accounting rules related to fair value measurements. The new accounting rules clarify some existing concepts, eliminate wording differences between Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS), and in some limited cases, change some principles to achieve convergence between GAAP and IFRS. The new accounting rules result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS. The new accounting rules also expand the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The adoption of the new accounting rules on January 1, 2012 did not have a material effect on the Company's financial condition, results of operations or cash flows.

In June 2011, the FASB issued new accounting rules that require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. The new accounting rules eliminate the option to present components of other comprehensive income as part of the statement of equity. The adoption of the new accounting rules on January 1, 2012 did not have a material effect on the Company's financial condition, results of operations or cash flows.

In September 2011, the FASB issued new accounting rules related to testing goodwill for impairment. The new accounting rules permit an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the two-step goodwill impairment test prescribed under current accounting rules. Otherwise, the two-step goodwill impairment test is not required. The adoption of the new accounting rules on January 1, 2012 did not have a material effect on the Company's financial condition, results of operations or cash flows.

In July 2012, the FASB issued amendments to the indefinite-lived intangible asset impairment guidance which provides an option for companies to use a qualitative approach to test indefinite-lived intangible assets for impairment if certain conditions are met. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012 (early adoption is permitted). The implementation of the amended accounting guidance is not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

In February 2013, the FASB issued authoritative guidance related to reclassifications out of accumulated OCI. Under the amendments in this update, an entity is required to report, in one place, information about reclassifications out of accumulated OCI and to report changes in its accumulated OCI balances. For significant items reclassified out of accumulated OCI to net income in their entirety in the same reporting period, reporting is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under GAAP is required in the notes. This guidance is effective prospectively for reporting periods beginning after December 15, 2012. The Company will provide the required disclosures beginning in the first quarter of fiscal year 2013 and does not believe the adoption of this guidance will have a material impact on its Consolidated Financial Statements.

NOTE 2—ACCRUED LIABILITIES:

Accrued liabilities are comprised of the following:

	December 31,	
	2012	2011
Compensation	$ 8,948	$ 8,817
Other employee benefits	7,121	7,299
Taxes, other than income	2,618	1,954
Advertising and promotions	21,431	20,568
Other	5,032	4,431
	$45,150	$43,069

NOTE 3—INDUSTRIAL DEVELOPMENT BONDS:

Industrial development bonds are due in 2027. The average floating interest rate was 0.3% in 2012 and 2011. See Note 10 to the Consolidated Financial Statements for fair value disclosures.

NOTE 4—INCOME TAXES:

The domestic and foreign components of pretax income are as follows:

	2012	2011	2010
Domestic	$64,173	$56,651	$59,308
Foreign	9,991	4,261	13,760
	$74,164	$60,912	$73,068

The provision for income taxes is comprised of the following:

	2012	2011	2010
Current:			
Federal	$24,312	$15,568	$10,251
Foreign	231	559	806
State	1,914	863	1,455
	26,457	16,990	12,512
Deferred:			
Federal	(6,857)	(1,230)	5,622
Foreign	1,710	1,221	2,518
State	850	(7)	(647)
	(4,297)	(16)	7,493
	$22,160	$16,974	$20,005

Significant components of the Company's net deferred tax liability at year end were as follows:

	December 31,	
	2012	2011
Deferred tax assets:		
Accrued customer promotions	$ 3,971	$ 1,920
Deferred compensation	19,485	15,593
Postretirement benefits	8,127	9,139
Other accrued expenses	7,749	6,102
Foreign subsidiary tax loss carry forward	13,791	16,406
Tax credit carry forward	1,066	1,086
Realized capital losses	1,366	1,349
Unrealized capital loss	5,848	6,401
	61,403	57,996
Valuation allowance	(2,040)	(2,190)
Total deferred tax assets	$59,363	$55,806
Deferred tax liabilities:		
Depreciation	$33,858	$35,103
Deductible goodwill and trademarks	42,450	38,635
Accrued export company commissions	5,117	4,649
Employee benefit plans	876	2,248
Inventory reserves	256	1,733
Prepaid insurance	697	289
Accounts receivable	—	733
Deferred gain on sale of real estate	8,169	7,644
Total deferred tax liabilities	$91,423	$91,034
Net deferred tax liability	$32,060	$35,228

At December 31, 2012, the Company has provided a valuation allowance relating to $1,366 of capital loss carry forwards which begin to expire in 2013.

At December 31, 2012, the Company has recognized $674 of benefits related to foreign subsidiary tax credit carry forwards. The carry forward credits expire in 2017. A valuation allowance has been established for the carry forward losses to reduce the future income tax benefits to amounts expected to be realized. The Company has also recognized $392 of benefits related to state tax credit carry forwards.

At December 31, 2012, the tax benefits of foreign subsidiary tax loss carry forwards expiring by year are as follows: $415 in 2015, $374 in 2026, $654 in 2027, $6,724 in 2028, $4,785 in 2029 and $839 in 2031.

The effective income tax rate differs from the statutory rate as follows:

	2012	2011	2010
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net	1.1	1.2	1.1
Exempt municipal bond interest	(0.5)	(0.5)	(0.4)
Foreign tax rates	(1.6)	(0.4)	(2.0)
Qualified domestic production activities deduction	(3.1)	(2.5)	(2.6)
Tax credits receivable	(0.9)	(0.4)	(0.2)
Adjustment of deferred tax balances	(0.5)	(1.7)	—
Reserve for uncertain tax benefits	(0.3)	(0.6)	(2.3)
Other, net	0.7	(2.2)	(1.2)
Effective income tax rate	29.9%	27.9%	27.4%

The Company has not provided for U.S. federal or foreign withholding taxes on $8,868 and $6,410 of foreign subsidiaries' undistributed earnings as of December 31, 2012 and December 31, 2011, respectively, because such earnings are considered to be permanently reinvested. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes on the Consolidated Statements of Earnings , Comprehensive Earnings and Retained Earnings.

At December 31, 2012 and 2011, the Company had unrecognized tax benefits of $6,677 and $6,804, respectively. Included in this balance is $4,306 and $4,199, respectively, of unrecognized tax benefits that, if recognized, would favorably affect the annual effective income tax rate. As of December 31, 2012 and 2011, $1,189 and $1,541, respectively, of interest and penalties were included in the liability for uncertain tax positions.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	2012	2011	2010
Unrecognized tax benefits at January 1	$6,804	$8,138	$14,370
Increases in tax positions for the current year	727	320	632
Reductions in tax positions for lapse of statute of limitations	(854)	(668)	(1,122)
Reductions in tax positions for withdrawal of positions previously taken	—	—	(5,256)
Reductions in tax positions for effective settlements	—	(986)	(486)
Unrecognized tax benefits at December 31	$6,677	$6,804	$ 8,138

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The Company remains subject to examination by U.S. federal and state and foreign tax authorities for the years 2009 through 2011. With few exceptions, the Company is no longer subject to examinations by tax authorities for the year 2008 and prior.

The Company is currently subject to a U.S. federal examination for tax years 2009 and 2010. The field work has not yet concluded and the Company is unable to determine the outcome at this time. The Company's Canadian subsidiary is currently subject to examination by the Canada Revenue Agency for tax years 2005 and 2006. The Company is unable to determine the outcome of the examination at this time. In addition, the Company is currently subject to various state tax examinations. Although the Company is unable to determine the ultimate outcome of the ongoing examinations, the Company believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

	Common Stock		Class B Common Stock		Treasury Stock		Capital in Excess of Par
	Shares	Amount	Shares	Amount	Shares	Amount	Value
	(000's)		(000's)		(000's)		
Balance at January 1, 2010	35,802	$24,862	19,919	$13,833	(67)	$(1,992)	$482,250
Issuance of 3% stock dividend	1,070	743	597	414	(2)	—	45,526
Conversion of Class B common shares to common shares	50	35	(50)	(35)	—	—	—
Purchase and retirement of common shares	(865)	(600)	—	—	—	—	(22,281)
Balance at December 31, 2010	36,057	25,040	20,466	14,212	(69)	(1,992)	505,495
Issuance of 3% stock dividend	1,077	748	612	426	(2)	—	45,880
Conversion of Class B common shares to common shares	53	37	(53)	(37)	—	—	—
Purchase and retirement of common shares	(708)	(492)	—	—	—	—	(17,698)
Balance at December 31, 2011	36,479	$25,333	21,025	$14,601	(71)	$(1,992)	$533,677
Issuance of 3% stock dividend	1,085	753	631	437	(2)	—	37,046
Conversion of Class B common shares to common shares	29	20	(29)	(20)	—	—	—
Purchase and retirement of common shares	(944)	(656)	—	—	—	—	(23,147)
Balance at December 31, 2012	36,649	$25,450	21,627	$15,018	(73)	$(1,992)	$547,576

Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

While the Company does not have a formal or publicly announced Company Common Stock purchase program, the Company's board of directors periodically authorizes a dollar amount for such share purchases.

Based upon this policy, shares were purchased and retired as follows:

Year	Total Number of Shares Purchased (000's)	Average Price Paid Per Share
2012	944	$25.16
2011	708	$25.64
2010	865	$26.41

NOTE 6—OTHER INCOME, NET:

Other income, net is comprised of the following:

	2012	2011	2010
Interest and dividend income	$ 1,369	$1,087	$ 879
Gains on trading securities relating to deferred compensation plans	4,616	29	3,364
Interest expense	(137)	(121)	(142)
Impairment of equity investment	(850)	—	—
Equity method investment loss	(1,019)	(194)	(342)
Foreign exchange gains	442	2,098	4,090
Capital losses	(59)	(227)	(28)
Miscellaneous, net	323	274	537
	$ 4,685	$2,946	$ 8,358

NOTE 7—EMPLOYEE BENEFIT PLANS:

Pension plans:

The Company sponsors defined contribution pension plans covering certain non-union employees with over one year of credited service. The Company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2012, 2011 and 2010 approximated $4,327, $4,011 and $4,196, respectively. The Company also maintains certain profit sharing and retirement savings-investment plans. Company contributions in 2012, 2011 and 2010 to these plans were $1,107, $1,024 and $1,043, respectively.

The Company also contributes to multi-employer defined benefit pension plan for certain of its union employees under a collective bargaining agreement which is currently under negotiation, as follows:

Plan name: Bakery and Confectionery Union and Industry International Pension Fund

Employer Identification Number and plan number: 52-6118572, plan number 001
Funded Status as of the most recent year available: 83.61% funded as of January 1, 2011
The Company's contributions to such plan: $2,131, $2,046 and $1,923 in 2012, 2011 and 2010, respectively
Plan status: Not in critical nor endangered as of December 31, 2011

During 2012, the Company received its Annual Funding Notice, Notice of Funded Status, and a Rehabilitation Plan (Notices), as defined by the Pension Protection Act (PPA), from the Bakery and Confectionery Union and Industry International (BC&T) Pension Fund (Plan), a multi-employer defined benefit pension plan for certain Company union employees. The Notices indicate that the Plan's actuary has certified that the Plan is in critical status, the "Red Zone", as defined by the PPA, and that a plan of rehabilitation was adopted by the Trustees of the Plan (Trustees) in fourth quarter 2012. The Trustees have advised that one of the largest contributors to the Plan filed for bankruptcy and ceased making contributions to the Plan in 2011, and that the Plan has achieved less favorable investment performance returns to maintain a favorable funding status. The Trustees indicated that the aforementioned are the primary reasons for the Plan's deterioration to critical status. As of January 1, 2011 plan valuation date, the BC&T Plan had 116,708 participants, of which 32,449 (28%) were active participants, 54,470 (47%) were retired or separated from service and receiving benefits, and 29,789 (25%) were retired or separated from service and entitled to receive future benefits.

During 2012, a Committee comprised of an equal number of BC&T Union and participating employer Trustees reviewed possible plan changes, including benefit reductions and increased employer contributions, and concluded that it was not feasible for the Plan to adopt changes which would allow it to emerge from critical status within the ten year targeted period as defined in the PPA. The Committee determined that rehabilitation within ten years would require 15% annual compounded surcharges on employer contributions, and that such action was not feasible and would likely have an adverse effect on the Plan. Under the Rehabilitation Plan adopted, the Plan is projected to emerge from critical status sometime beyond the 30 year projection period. In the event that a plan does not have the financial resources to ultimately pay benefits at a level specified by law, then it must apply to the Pension Benefits Guaranty Corporation for government financial assistance.

The Rehabilitation Plan adopted requires that employer contributions include 5% compounded annual surcharges each year for an unspecified period of time beginning January 2013 (in addition to the 5% interim surcharge initiated in June 2012) as well as certain plan benefit reductions. The Trustees will review the Plan's progress each year and will consider if further adjustments, including employer surcharges or plan benefit modifications, are necessary to meet the objectives of the Rehabilitation Plan. The Trustees have advised that neither the PPA nor regulatory guidance currently defines the rehabilitation standards for a plan that is not designed to emerge from critical status within the 10-year rehabilitation period. Company contributions to the Plan were $2,131, $2,046 and $1,923 in each of the years 2012, 2011 and 2010, respectively. The Company was advised by the Plan that if the Company had withdrawn from the Plan during 2012 its estimated withdrawal liability would have been $37,200. Although the Company has not made any decisions regarding withdrawal from the Plan, the Company is exploring various alternatives, including withdrawal from the Plan. Should the Company actually withdraw from the Plan at a future date, a withdrawal liability, which could be higher than $37,200, would be payable to the Plan. The Company is currently unable to determine the ultimate outcome of the above discussed matter and therefore, is unable to determine the effects on its consolidated financial statements, but, the ultimate outcome could be material to its consolidated results of operations in one or more future periods.

Deferred compensation:

The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company economically hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2012 and 2011, these investments totaled $49,378 and $41,768, respectively. All gains and losses and related investment income in these investments, which are recorded in other income, net, are equally offset by corresponding increases and decreases in the Company's deferred compensation liabilities.

Postretirement health care and life insurance benefit plans:

The Company provides certain postretirement health care and life insurance benefits for corporate office and management employees based upon their age, years of service, date of hire and if they agree to contribute a portion of the cost as determined by the Company. The Company has the right to modify or terminate these benefits and does not fund postretirement health care and life insurance benefits in advance of payments for benefit claims. The Company is currently contemplating changes to its postretirement health care and life insurance benefits with the intention of reducing the Company's cost of providing such benefits. These changes are likely to include increasing retiree premium contributions, reducing and eliminating certain benefits, and taking steps to ensure that the Company does not become subject to the excise tax on high value coverage instituted by the Patient Protection and Affordability Act. The Company is not presently able to determine the effects of such changes on its financial statements.

Amounts recognized in accumulated other comprehensive loss (pre-tax) at December 31, 2012 are as follows:

Prior service credit	$ (501)
Net actuarial loss	6,574
Net amount recognized in accumulated other comprehensive loss	$6,073

The estimated actuarial loss and prior service credit to be amortized from accumulated other comprehensive earnings (loss) into net periodic benefit cost during 2013 are $796 and $(125), respectively.

The changes in the accumulated postretirement benefit obligation at December 31, 2012 and 2011 consist of the following:

	December 31	
	2012	2011
Benefit obligation, beginning of year	$26,108	$20,689
Service cost	1,034	831
Interest cost	1,113	1,117
Actuarial (gain)/loss	(520)	3,898
Benefits paid	(354)	(427)
Benefit obligation, end of year	$ 27,381	$26,108

Net periodic postretirement benefit cost included the following components:

	2012	2011	2010
Service cost—benefits attributed to service during the period	$1,034	$ 831	$ 696
Interest cost on the accumulated postretirement benefit obligation	1,113	1,117	958
Net amortization	1,036	501	128
Net periodic postretirement benefit cost	$3,183	$2,449	$1,782

For measurement purposes, the 2013 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 8.2% for pre-age 65 retirees, post 65 retirees and for prescription drugs; these rates were assumed to decrease gradually to 5.0% for 2020 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 3.91% and 4.31% at December 31, 2012 and 2011, respectively.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

	1% Increase	1% Decrease
Postretirement benefit obligation	$6,569	$(4,281)
Total of service and interest cost components	$ 604	$ (407)

The Company estimates future benefit payments will be $613, $752, $900, $1,014 and $1,136 in 2013 through 2017, respectively, and a total of $7,443 in 2018 through 2022. The future benefit payments are before the expected annual Medicare Part D subsidies of $58, $64, $72, $82, and $91 in 2013 through 2017, respectively, and a total of $615 in 2018 through 2022.

NOTE 8—COMMITMENTS:

Rental expense aggregated $967, $1,042 and $1,152 in 2012, 2011 and 2010, respectively. Future operating lease commitments are not significant.

NOTE 9—SEGMENT AND GEOGRAPHIC INFORMATION:

The Company operates as a single reportable segment encompassing the manufacture and sale of confectionery products. Its principal manufacturing operations are located in the United States and Canada, and its principal market is the United States. The Company also manufactures and sells confectionery products in Mexico, and exports products to Canada and other countries worldwide.

The following geographic data includes net product sales summarized on the basis of the customer location and long-lived assets based on their physical location:

	2012	2011	2010
Net product sales:			
United States	$499,660	$487,185	$471,714
Foreign	46,325	41,184	45,435
	$545,985	$528,369	$517,149
Long-lived assets:			
United States	$161,504	$170,173	$172,087
Foreign	39,786	41,989	43,405
	$201,290	$212,162	$215,492

NOTE 10—FAIR VALUE MEASUREMENTS:

Current accounting guidance defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Guidance requires disclosure of the extent to which fair value is used to measure financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. Guidance establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management's own judgments about the assumptions market participants would use in pricing the asset or liability. The use of observable and unobservable inputs is reflected in the hierarchy assessment disclosed in the table below.

As of December 31, 2012 and 2011, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These included derivative hedging instruments related to the foreign currency forward contracts and purchase of certain raw materials, investments in trading securities and available for sale securities, including an auction rate security (ARS). The Company's available for sale and trading securities principally consist of municipal bonds and mutual funds that are publicly traded.

The following tables present information about the Company's financial assets and liabilities measured at fair value as of December 31, 2012 and 2011, and indicate the fair value hierarchy and the valuation techniques utilized by the Company to determine such fair value:

	Estimated Fair Value December 31, 2012			
	Total	Input Levels Used		
	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$ 63,862	$ 63,862	$ —	$ —
Auction rate security	9,485	—	—	9,485
Available for sale securities, excluding the auction rate security	84,568	—	84,568	—
Commodity futures contracts, net	(112)	(112)	—	—
Trading securities	49,378	49,378	—	—
Total assets measured at fair value	$207,181	$113,128	$84,568	$9,485

	Estimated Fair Value December 31, 2011			
	Total	Input Levels Used		
	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$ 78,612	$ 78,612	$ —	$ —
Auction rate security	7,453	—	—	7,453
Available for sale securities, excluding the auction rate security	57,835	—	57,835	—
Foreign currency forward contracts	205	—	205	—
Commodity futures contracts	203	203	—	—
Commodity options contracts	—	—	—	—
Trading securities	41,768	41,768	—	—
Total assets measured at fair value	$186,076	$120,583	$58,040	$7,453

Available for sale securities which utilize Level 2 inputs consist primarily of municipal bonds, which are valued based on quoted market prices or alternative pricing sources with reasonable levels of price transparency.

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses, realized losses and amortized cost basis of the Company's investment portfolio by major security type is as follows:

	December 31, 2012				
	Amortized	Fair	Unrealized		Realized
Available for Sale:	Cost	Value	Gains	Losses	Losses
Auction rate security	$ 8,410	$ 9,485	$1,075	$ —	$—
Municipal bonds	84,199	84,551	352	—	—
Mutual funds	20	17	—	(3)	—
	$92,629	$94,053	$1,427	$ (3)	$—

Available for Sale:	Amortized Cost	Fair Value	Unrealized Gains	Unrealized Losses	Realized Losses
	December 31, 2011				
Auction rate security	$ 8,410	$ 7,453	$ —	$(957)	$—
Municipal bonds	57,389	57,791	402	—	—
Mutual funds	45	44	—	(1)	—
	$65,844	$65,288	$ 402	$(958)	$—

As of December 31, 2012, the Company's long-term investments include $9,485 ($13,550 original cost) of Jefferson County Alabama Sewer Revenue Refunding Warrants, originally purchased with an insurance-backed AAA rating. This is an auction rate security that is classified as an available-for-sale security. Due to adverse events related to Jefferson County and its bond insurance carrier, Financial Guaranty Insurance Company (FGIC), as well as events in the credit markets, the auctions for this auction rate security have failed since 2008. As such, the Company continues to estimate the fair value of this auction rate security utilizing a valuation model with Level 3 inputs, as defined by guidance. The primary input to the valuation model was a limited number of market trades during 2012, ranging from 71% to 76% of the original par value. The other factors considered include the credit risk of the collateral underlying the auction rate security, the credit risk of the bond insurer, interest rates, and the amount and timing of expected future cash flows including assumptions about the market expectation of the next successful auction or possible negotiated settlement between the County and debt holders. The Company continues to receive all contractual interest payments on this auction rate security on a timely basis, there has been no default, it is insured by FGIC and the Company has the intent and ability to hold this auction rate security until recovery of its amortized cost basis. Representatives of Jefferson County and the bondholders were in negotiations to reach a settlement agreeable to the bondholders and the insurers, and since a settlement could not be reached, the County filed for bankruptcy. FGIC is also in bankruptcy. Rulings by the bankruptcy court could have adverse effects to the holders of warrants and other debt, and further reduce the market value of this auction rate security resulting in an additional other-than-temporary impairments and charges to net earnings. The Company is not currently able to determine the outcome of this bankruptcy, or the amount and timing of the ultimate net proceeds that it may recover. See also the Management's Discussion and Analysis of Financial Condition and Results of Operations regarding Jefferson County auction rate security.

The Company classified this auction rate security as non-current and has included it in long-term investments on the Consolidated Statements of Financial Position at December 31, 2012 and 2011 because the Company believes that the current condition of the auction rate security market may take more than twelve months to improve.

The following table presents additional information about the Company's financial instruments (all ARS) measured at fair value on a recurring basis using Level 3 inputs at December 31, 2012 and 2011:

	2012	2011
Balance at January 1	$ 7,453	$6,775
Unrealized gain recognized in accumulated other comprehensive loss	2,032	678
Balance at December 31	$9,485	$7,453

The fair value of the Company's industrial revenue development bonds at December 31, 2012 and 2011 were valued using Level 2 inputs which approximates the carrying value of $7,500 for both periods. Interest rates on these bonds reset weekly based on current market conditions.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, guidance requires the Company to record assets and liabilities at fair value on a nonrecurring basis generally as a result of impairment charges. Assets measured at fair value on a nonrecurring basis during 2012 and 2011 are summarized below:

	Fair Value Basis	Level Used to Determine Fair Value: Level 1	Level 2	Level 3
December 31, 2012				
Equity method investment	$2,127	$—	$—	$2,127
December 31, 2011				
Equity method investment	$3,935	$—	$—	$3,935

As disclosed in Note 1, during the fourth quarter of 2012 the Company recognized an impairment of $850 in an equity method investment. The fair value was determined based on Level 3 inputs.

NOTE 11—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

From time to time, the Company uses derivative instruments, including foreign currency forward contracts, commodity futures contracts and commodity option contracts, to manage its exposures to foreign exchange and commodity prices. Commodity futures contracts and most commodity option contracts are intended and effective as hedges of market price risks associated with the anticipated purchase of certain raw materials (primarily sugar). Foreign currency forward contracts are intended and effective as hedges of the Company's exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of products manufactured in Canada and sold in the United States, and periodic equipment purchases from foreign suppliers denominated in a foreign currency. The Company does not engage in trading or other speculative use of derivative instruments.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the Consolidated Statements of Financial Position. Derivative assets are recorded in other receivables and derivative liabilities are recorded in accrued liabilities. The Company uses either hedge accounting or mark-to-market accounting for its derivative instruments. Derivatives that qualify for hedge accounting are designated as cash flow hedges by formally documenting the hedge relationships, including identification of the hedging instruments, the hedged items and other critical terms, as well as the Company's risk management objectives and strategies for undertaking the hedge transaction.

Changes in the fair value of the Company's cash flow hedges are recorded in accumulated other comprehensive loss, net of tax, and are reclassified to earnings in the periods in which earnings are affected by the hedged item. Substantially all amounts reported in accumulated other comprehensive loss for commodity derivatives are expected to be reclassified to cost of goods sold. Substantially all amounts reported in accumulated other comprehensive loss for foreign currency derivatives are expected to be reclassified to other income, net.

The following table summarizes the Company's outstanding derivative contracts and their effects on its Consolidated Statements of Financial Position at December 31, 2012 and 2011:

	December 31, 2012		
	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:			
Commodity futures contracts	$ 7,868	$127	$(301)
Total derivatives designated as hedging instruments:		127	(301)
Derivatives not designated as hedging instruments:			
Commodity futures contracts	627	62	—
Total derivatives not designated as hedging instruments:		62	—
Total derivatives		$189	$(301)

	December 31, 2011		
	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:			
Foreign currency forward contracts	$13,044	$205	$ —
Commodity futures contracts	4,557	341	(138)
Total derivatives		$546	$(138)

The effects of derivative instruments on the Company's Consolidated Statement of Earnings, Comprehensive Earnings and Retained Earnings for years ended December 31, 2012 and 2011 are as follows:

	For Year Ended December 31, 2012		
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency forward contracts	$ 222	$ 427	$—
Commodity futures contracts	(526)	(149)	—
Commodity option contracts	(35)	(35)	—
Total	$ (339)	$ 243	$—

	For Year Ended December 31, 2011		
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency forward contracts	$ 317	$1,054	$—
Commodity futures contracts	4,674	6,782	—
Commodity option contracts	(5,388)	(305)	—
Total	$ (397)	$7,531	$—

For the years ended December 31, 2012 and 2011, the Company recognized a gain of $62 and $0 in earnings, respectively, related to mark-to-market accounting for certain commodity futures contracts.

NOTE 12—COMPREHENSIVE EARNINGS (LOSS):

The following table sets forth information with respect to accumulated other comprehensive earnings (loss):

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) on			Accumulated Other Comprehensive Earnings (Loss)
		Investments	Derivatives	Postretirement and Pension Benefits	
Balance at January 1, 2010	$(13,227)	$ (255)	$ 2,314	$(1,228)	$(12,396)
Unrealized gains (losses)	856	(1,179)	7,313	(3,135)	3,855
(Gains) losses reclassified to net earnings	—	—	(2,651)	128	(2,523)
Tax effect	135	435	(1,724)	1,005	(149)
Net of tax amount	991	(744)	2,938	(2,002)	1,183
Balance at December 31, 2010	(12,236)	(999)	5,252	(3,230)	(11,213)
Unrealized gains (losses)	(2,496)	1,030	(397)	(3,593)	(5,456)
(Gains) losses reclassified to net earnings	—	—	(7,531)	501	(7,030)
Tax effect	46	(382)	2,933	1,149	3,746
Net of tax amount	(2,450)	648	(4,995)	(1,943)	(8,740)
Balance at December 31, 2011	(14,686)	(351)	257	(5,173)	(19,953)
Unrealized gains (losses)	**1,303**	**1,980**	**(339)**	**1,066**	**4,010**
(Gains) losses reclassified to net earnings	—	—	**(243)**	**1,036**	**793**
Tax effect	**(23)**	**(721)**	**214**	**(767)**	**(1,297)**
Net of tax amount	**1,280**	**1,259**	**(368)**	**1,335**	**3,506**
Balance at December 31, 2012	**$(13,406)**	**$ 908**	**$ (111)**	**$(3,838)**	**$(16,447)**

NOTE 13—GOODWILL AND INTANGIBLE ASSETS:

All of the Company's intangible indefinite-lived assets are trademarks.

The changes in the carrying amount of trademarks for 2012 and 2011 were as follows:

	2012	2011
Original cost	**$193,767**	$193,767
Accumulated impairment losses as of January 1	**(18,743)**	(18,743)
Balance at January 1	**$175,024**	$175,024
Current year impairment losses	—	—
Balance at December 31	**$175,024**	$175,024
Accumulated impairment losses as of December 31	**$ (18,743)**	$ (18,743)

The fair value of indefinite-lived intangible assets was primarily assessed using the present value of estimated future cash flows.

The Company has no accumulated impairment losses of goodwill.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of earnings, comprehensive earnings and retained earnings, and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting on page 27 of the 2012 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


PricewaterhouseCoopers LLP

Chicago, IL
March 1, 2013

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Company's Common Stock for a five-year period (December 31, 2007 to December 31, 2012) with the cumulative total return of Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones Industry Food Index ("Peer Group," which includes the Company), assuming (i) $100 invested on December 31 of the first year of the chart in each of the Company's Common Stock, S&P 500 and the Dow Jones Industry Food Index and (ii) the reinvestment of dividends.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Tootsie Roll Industries, the S&P 500 Index, and the Dow Jones US Food Producers Index
$140
$120
$100
$80
$60
$40
$20
$0

	2007	2008	2009	2010	2011	2012
TR	$100.00	$97.41	$108.80	$120.01	$102.24	$119.00
S&P	$100.00	$63.00	$79.67	$91.67	$93.61	$108.59
DJ	$100.00	$74.98	$89.30	$99.64	$112.28	$126.61

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2013 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.
Copyright© 2013 Dow Jones & Co. All rights reserved.

Management's Report on Internal Control Over Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 26.

Tootsie Roll Industries, Inc.

Chicago, Illinois
March 1, 2013

Quarterly Financial Data (Unaudited)

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(Thousands of dollars except per share data)

2012	First	Second	Third	Fourth	Year
Net product sales	$109,763	$108,156	$200,274	$127,792	$545,985
Product gross margin	34,858	35,298	64,422	45,834	180,412
Net earnings	8,774	7,511	22,923	12,796	52,004
Net earnings per share	0.15	0.13	0.39	0.22	0.89
2011					
Net product sales	$108,323	$104,884	$186,784	$128,378	$528,369
Product gross margin	34,799	33,898	54,554	39,893	163,144
Net earnings	8,330	6,486	18,855	10,267	43,938
Net earnings per share	0.14	0.11	0.32	0.17	0.74

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year and revision of net earnings as discussed above. The sum of the per share amounts may not equal annual amounts due to rounding.

2012-2011 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICES AND DIVIDENDS PER SHARE

STOCK PRICES*

	2012		2011	
	High	Low	High	Low
1st Qtr	$24.67	$22.29	$29.45	$27.06
2nd Qtr	$23.86	$21.70	$29.68	$27.78
3rd Qtr	$27.08	$23.85	$29.80	$23.52
4th Qtr	$28.60	$25.62	$25.95	$22.85

*NYSE - Closing Price

Estimated Number of shareholders at February 2013:

Common Stock	18,000
Class B Common Stock	5,000

DIVIDENDS DECLARED

	2012	2011
1st Qtr	$.08	$.08
2nd Qtr	$.08	$.08
3rd Qtr	$.08	$.08
4th Qtr	$.58	$.08

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 5, 2012 and April 7, 2011. Cash dividends are restated to reflect 3% stock dividends. The fourth quarter 2012 includes a $0.50 special dividend.

Five Year Summary of Earnings and Financial Highlights

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(Thousands of dollars except per share, percentage and ratio figures)

(See management's comments starting on page 4)	2012	2011	2010	2009	2008
Sales and Earnings Data (2)(3)(4)					
Net product sales	**$545,985**	$528,369	$517,149	$495,592	$492,051
Product gross margin	**180,412**	163,144	167,815	175,817	158,055
Interest expense	**137**	121	142	243	378
Provision for income taxes	**22,160**	16,974	20,005	9,892	16,347
Net earnings	**52,004**	43,938	53,063	53,157	38,880
% of net product sales	**9.5%**	8.3%	10.3%	10.7%	7.9%
% of shareholders' equity	**8.0%**	6.6%	8.0%	8.1%	6.1%
Per Common Share Data (1)(3)(4)					
Net earnings	**$ 0.89**	$ 0.74	$ 0.88	$ 0.87	$ 0.63
Cash dividends declared	**0.82**	0.32	0.32	0.32	0.32
Stock dividends	**3%**	3%	3%	3%	3%
Additional Financial Data (1)(2)(3)(4)					
Working capital	**$136,476**	$153,272	$176,662	$154,409	$129,694
Net cash provided by operating activities	**101,919**	50,390	82,805	76,994	57,533
Net cash provided by (used in) investing activities	**(40,435)**	(51,157)	(16,808)	(16,364)	(7,565)
Net cash used in financing activities	**(76,234)**	(36,597)	(41,011)	(38,548)	(38,666)
Property, plant & equipment additions	**8,886**	16,351	12,813	20,831	34,355
Net property, plant & equipment	**201,290**	212,162	215,492	220,721	217,628
Total assets	**846,737**	857,856	857,959	836,844	813,252
Long-term debt	**7,500**	7,500	7,500	7,500	7,500
Shareholders' equity	**649,815**	665,935	667,408	654,244	636,847
Average shares outstanding	**58,742**	59,606	60,398	61,138	61,865

(1) Per Common share data and average shares outstanding adjusted for annual 3% stock dividends.
(2) Certain reclassifications have been made to prior year numbers to conform to current year presentation.
(3) The 2009 data included the release of tax valuation allowances, charges related to the impairment of an equity method investment and impairment charges related to certain trademarks.
(4) The 2008 data included a charge for the other-than-temporary impairment of an ARS.

Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 116 years. Our products are primarily sold under the familiar brand names: Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child's Play, Charms, Blow Pop, Blue Razz, Cella's chocolate covered cherries, Tootsie Dots, Tootsie Crows, Junior Mints, Junior Caramels, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and El Bubble.

Board of Directors

Melvin J. Gordon[1]	Chairman of the Board and Chief Executive Officer
Ellen R. Gordon[1]	President and Chief Operating Officer
Richard P. Bergeman[2][3]	Retired Senior Vice President, Bestfoods
Lana Jane Lewis-Brent[2][3]	President, Paul Brent Designer, Inc., an art publishing, design and licensing company
Barre A. Seibert[2][3]	Retired First Vice President, Washington Mutual Bank

[1]Executive Committee [2]Audit Committee [3]Compensation Committee

Officers

Melvin J. Gordon	Chairman of the Board and Chief Executive Officer
Ellen R. Gordon	President and Chief Operating Officer
G. Howard Ember, Jr.	Vice President, Finance & Chief Financial Officer
John W. Newlin, Jr.	Vice President, Manufacturing
Thomas E. Corr	Vice President, Marketing & Sales
John P. Majors	Vice President, Physical Distribution
Barry P. Bowen	Treasurer & Assistant Secretary
Richard F. Berezewski	Controller

Offices, Plants

Executive Offices	7401 S. Cicero Ave. Chicago, Illinois 60629 www.tootsie.com
Plants/Warehouses	Illinois Tennessee Massachusetts Pennsylvania Wisconsin Ontario, Canada Mexico City, Mexico
Foreign Sales Offices	Mexico City, Mexico Ontario, Canada

Other Information

Stock Exchange	New York Stock Exchange, Inc. (Since 1922)
Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7
Stock Transfer Agent and Stock Registrar	American Stock Transfer and Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219 1-800-710-0932 www.amstock.com
Independent Registered Public Accounting Firm	PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606
General Counsel	Becker Ross, LLP 317 Madison Avenue New York, NY 10017
Annual Meeting	May 6, 2013 Mutual Building, Room 1200 909 East Main Street Richmond, VA 23219


Printed on recycled paper.





TR
Listed
NYSE

Tootsie Roll Industries, Inc.


Tootsie Roll
Charms
Dots
Tootsie Roll
Re-usable Bank filled with Bite Size Midgees
Junior Mints
Charleston Chew
Junior Caramels
Child's Play
Funtastic Tootsie Roll Favorites
Original
Cry Baby
Dubble Bubble
Cella's
Andes
Nik-L-Nip

Annual Report 2012

SEC
Mail Processing
Section
APR 01 2013
Washington DC
405